UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

Amendment No. 5

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Bitauto Holdings Limited
(Name of the Issuer)

Bitauto Holdings Limited
Yiche Holding Limited

Yiche Mergersub Limited

Tencent Holdings Limited

Morespark Limited

Dongting Lake Investment Limited

THL E Limited

Mr. Ling Kay Rodney Tsang

Hammer Capital Opportunities General Partner

Hammer Capital Opportunities Fund L.P.

Mr. Bin Li

Proudview Limited

Serene View Investment Limited

JD.com Global Investment Limited

JD.com Investment Limited

JD.com, Inc.

Cox Automotive Global Investments, Inc.

Cox Enterprises, Inc.

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.00004 per share
American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

091727107
(CUSIP Number)

Bitauto Holdings Limited New Century Hotel Office Tower, 10/F	Yiche Holding Limited Yiche Mergersub Limited
No. 6 South Capital Stadium Road Beijing, 100044 The People’s Republic of China Telephone: (86-10) 6849-2345	The offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1- 1104, Cayman Islands Telephone: +852 3148 5100

Tencent Holdings Limited Morespark Limited Dongting Lake Investment Limited THL E Limited	Mr. Ling Kay Rodney Tsang Hammer Capital Opportunities General Partner Hammer Capital Opportunities Fund L.P. c/o Hammer Capital Asset Management Limited,

29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai Hong Kong Telephone: +852 3148 5100	Suite 1901, 19/F, Lee Garden Three, 1 Sunning Road, Causeway Bay, Hong Kong Telephone: +852 2660-9811

Mr. Bin Li Proudview Limited Serene View Investment Limited	JD.com Global Investment Limited JD.com Investment Limited JD.com, Inc.

Building 20, No. 56 Antuo Road, Anting,
Jiading Shanghai PRC

Telephone: +86 21 6908 2000

Cox Automotive Global Investments, Inc.

Cox Enterprises, Inc.

6205 Peachtree Dunwoody Rd., Atlanta, GA

30328

Telephone: +1 678-645-0000

20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, The People’s Republic of China. Telephone: +86 10-8911-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3740-4700

Peter X. Huang, Esq.

Skadden, Arps, Slate, Meagher &
Flom LLP

30/F, China World Office 2

No. 1, Jianguomenwai Avenue

Chaoyang District,
Beijing 100004

People’s Republic of China
Telephone: +86 10 6535-5577

Frank Sun, Esq. Benjamin Su, Esq. Latham & Watkins LLP 18th Floor One Exchange Square 8 Connaught Place Central, Hong Kong Telephone: +852 2912-2500

Nicholas Norris Daniel Dusek, Esq. Xiaoxi Lin, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower, The Landmark 15 Queen’s Road Central Hong Kong, People’s Republic of China Telephone: +852 3761 3300	Jie (Jeffrey) Sun, Esq. Orrick, Herrington & Sutcliffe LLP 47/F Park Place 1601 Nanjing Road West Shanghai, 200040 People's Republic of China Telephone: +86 21 6109 7103	Richard V. Smith, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105, USA Tel: +1 (415) 773-5830

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$885,066,629.34	$114,881.65

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $16 for 53,722,331.5 issued and outstanding ordinary shares of the issuer (including shares represented by the American depositary shares) subject to the transaction, (b) the product of 237,977 ordinary shares issuable under all outstanding and unexercised options that shall have become vested or are expected to vest on or prior to December 31, 2020 subject to the transaction multiplied by $7.42 per share (which is the difference between the $16 per share merger consideration and the weighted average exercise price of $8.58 per share), and (c) the product of 1,483,971 ordinary shares issuable under all RSUs subject to the transaction multiplied by $16 per RSU ((a), (b) and (c) together, the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2020, was calculated by multiplying the Transaction Valuation by 0.0001298.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

		Page
Item 15	Additional Information	1

Item 16	Exhibits	3

INTRODUCTION

This Amendment No. 5 (this “Amendment”) to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Bitauto Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value $0.00004 per share (each, a “Share”), including the Shares represented by the American depositary shares (“ADSs”), each representing one Share, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act, (b) Yiche Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), (c) Yiche Mergersub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”), (d) Tencent Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Tencent”), Morespark Limited (“Morespark”), a private company limited by shares incorporated under the laws of Hong Kong and a wholly owned subsidiary of Tencent, Dongting Lake Investment Limited (“Dongting”), a limited liability company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Tencent, and THL E Limited (“THL E”), a limited liability company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Tencent, (e) Hammer Capital Opportunities Fund L.P. (“Hammer Capital”), an exempted limited partnership organized under the laws of the Cayman Islands, Hammer Capital Opportunities General Partner (“Hammer GP”), an exempted company with limited liability organized under the laws of the Cayman Islands and the general partner of Hammer Capital, and Mr. Ling Kay Rodney Tsang who beneficially owns 100% equity interest in Hammer GP, (f) JD.com, Inc., a limited liability company incorporated under the laws of the Cayman Islands, JD.com Investment Limited (“JD Investment”), a limited liability company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of JD.com, Inc., and JD.com Global Investment Limited (“JD Global”), a limited liability company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of JD Investment, (g) Mr. Bin Li, the chairman of the board of directors of the Company, and Proudview Limited and Serene View Investment Limited, each controlled by Mr. Bin Li, and (h) Cox Enterprises, Inc., a corporation incorporated under the laws of State of Delaware, and Cox Automotive Global Investments, Inc., a corporation incorporated under the laws of State of Delaware and a wholly owned subsidiary of Cox Enterprises, Inc.

This Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All capitalized terms used in this Amendment and not otherwise defined have the meanings ascribed to such terms in the Transaction Statement, including the Proxy Statement attached as exhibit (a)-(1) to the Transaction Statement.

Item 15	Additional Information

(c)

Item 15(c) is hereby amended and supplemented as follows:

On October 23, 2020, at 10:00 am (Beijing time), an extraordinary general meeting of the shareholders of the Company was held at JingAn Kerry Centre, Tower II, 46th Floor, 1539 Nanjing West Road, Shanghai 200040, the People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement, including the Merger, and authorized each of the members of the special committee of the board of directors of the Company, the chief executive officer of the Company and the chief financial officer of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger.

On November 4, 2020, the Company and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of November 4, 2020, pursuant to which the Merger became effective on November 4, 2020. As a result of the Merger, the Company became a wholly owned subsidiary of Parent.

At the Effective Time, (a) each Share issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive US$16.00 per Share and (b) each ADS issued and outstanding immediately prior to the Effective Time, represents the right to receive US$16.00 per ADS (less US$0.05 per ADS cash distribution fee payable pursuant to the terms of the Deposit Agreement), in each case, in cash, without interest and net of any applicable withholding taxes, except for the following ((a) through (c) together, the “Excluded Shares”): (a) 17,520,953 Shares (including Shares represented by ADSs) owned by the Rollover Shareholders as of the date of the Merger Agreement, representing approximately 57.9% of the total Shares owned by the Rollover Shareholders as of the date of the Merger Agreement, which will be cancelled and cease to exist without payment of any consideration or distribution therefor, (b) Shares (including Shares represented by ADSs) held by Parent, the Company or any of their respective subsidiaries, which will be cancelled and cease to exist without payment of any consideration or distribution therefor, (c) Shares held by Citibank, N.A., in its capacity as ADS Depositary, reserved for issuance, settlement and allocation upon exercise or vesting of Company options or RSU awards, which will be cancelled and cease to exist without payment of any consideration or distribution therefor, and (d) Shares (the “Dissenting Shares”) owned by shareholders (the “Dissenting Shareholders”) who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Law of the Cayman Islands (the “Cayman Islands Companies Law”), which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 238 of the Cayman Islands Companies Law. The Excluded Shares and ADSs represented by such Excluded Shares were cancelled and ceased to exist without payment of any consideration or distribution therefor. The Dissenting Shares were cancelled and ceased to exist in exchange for the right to receive the fair value of such Dissenting Shares which if not agreed will be determined by the Grand Court of the Cayman Islands in accordance with Section 238 of the Cayman Islands Companies Law.

1

In addition, at the Effective Time, the Company (a) instructed the ADS Depositary to terminate the Company’s ADS program, (b) terminated the Company’s 2006 Stock Incentive Plan adopted in December 2006, 2010 Stock Incentive Plan adopted in February 2010, 2012 Share Incentive Plan adopted in August 2012, and 2016 Share Incentive Plan adopted in November 2016, and all relevant award agreements entered into under the Company's share incentive plans, (c) cancelled all options granted under the share incentive plans that were then outstanding and unexercised, whether or not vested or exercisable and (d) cancelled all Company RSUs granted under the share incentive plans that were then outstanding, whether or not vested. As soon as practicable after the Effective Time, (i) each former holder of an outstanding and fully vested option to purchase Shares granted under the Company's share incentive plans (each, a “Vested Option”) that was cancelled at the Effective Time will receive an amount in cash determined by multiplying (x) the excess, if any, of $16 over the applicable exercise price of such Vested Option by (y) the number of Shares underlying such Vested Option, (ii) each former holder of an outstanding but unvested option (each, an “Unvested Option”) that was cancelled at the Effective Time will be provided with the right to receive in exchange an award of option to purchase the same number of Parent common shares as the total number of Shares subject to such Unvested Option immediately prior to the Effective Time, at a per-share exercise price equal to the exercise price of such Unvested Option, (iii) each former holder of an outstanding and fully vested restricted share unit (each, a “Vested RSU”) and an unvested RSU held by the independent directors of the Board (each, a “Qualified RSU”) granted under the Company’s share incentive plans that was cancelled at the Effective Time will receive an amount in cash determined by multiplying $16 by the number of Shares underlying such Vested RSU or Qualified RSU, as applicable, and (iv) each former holder of an outstanding but unvested RSU other than the Qualified RSUs (each, an “Unvested RSU”) that was cancelled at the Effective Time will be provided with the right to receive in exchange an award of Parent restricted share units to acquire the same number of Parent common shares as the total number of Shares underlying such Unvested RSU, provided that the number of Parent’s common shares subject to such Parent RSU award may be adjusted by Parent to reflect changes in the Company’s or Parent’s capital structure upon or immediately prior to the Effective Time to provide substantially the same economic terms to the holders of such Unvested RSU.

As a result of the Merger, the ADS program for the ADSs will terminate and the ADSs will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange (“NYSE”), and the Company will cease to be a publicly traded company. The Company has requested NYSE to file an application on Form 25 with the SEC to remove the ADSs from listing on NYSE and withdraw registration of the Company's registered securities under the Exchange Act. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Company will suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

2

Item 16	Exhibits

(a)-(1)	Proxy Statement of the Company dated September 18, 2020. *

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement. *

(a)-(3)	Form of Depositary’s Notice, incorporated herein by reference to the Proxy Statement. *

(a)-(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement. *

(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement. *

(a)-(6)	Press Release issued by the Company, dated June 12, 2020, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on June 15, 2020. *

(b)	Not applicable.

3

(c)-(1)	Opinion of Duff & Phelps, LLC, dated June 12, 2020, incorporated herein by reference to Annex C to the Proxy Statement. *

(c)-(2)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, June 12, 2020. *

(d)-(1)	Agreement and Plan of Merger, dated as of June 12, 2020, by and between the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.*

(d)-(2)	Equity Commitment Letter, dated June 12, 2020, by and between Morespark Limited and Parent, incorporated herein by reference to Exhibit 11 to Schedule 13D, as amended, filed with the SEC by Morespark Limited, Dongting Lake Investment Limited, THL E Limited and Tencent Holdings Limited (collectively, “Tencent Entities”) on June 17, 2020. *

(d)-(3)	Equity Commitment Letter, dated June 12, 2020, by and between Hammer Capital Opportunities Fund L.P. acting through its general partner, Hammer Capital Opportunities General Partner and Parent. *

(d)-(4)	Limited Guarantee, dated June 12, 2020, by and between Morespark Limited and the Company, incorporated herein by reference to Exhibit 10 to Schedule 13D, as amended, filed with the SEC by Tencent Entities on June 17, 2020. *

(d)-(5)	Limited Guarantee, dated June 12, 2020, by and between Hammer Capital Opportunities Fund L.P. acting through its general partner, Hammer Capital Opportunities General Partner and the Company. *

(d)-(6)	Support Agreement, dated June 12, 2020, by and between Parent, Morespark Limited, Dongting Lake Investment Limited and THL E Limited, incorporated herein by reference to Exhibit 12 to Schedule 13D, as amended, filed with the SEC by Tencent Entities on June 17, 2020. *

(d)-(7)	Interim Investors Agreement, dated June 12, 2020, by and between Morespark Limited, Dongting Lake Investment Limited, THL E Limited, Hammer Capital Opportunities Fund L.P. acting through its general partner, Hammer Capital Opportunities General Partner, JD.com Global Investment Limited, Mr. Bin Li, Proudview Limited, Serene View Investment Limited, Parent and Merger Sub, incorporated herein by reference to Exhibit 13 to Schedule 13D, as amended, filed with the SEC by Tencent Entities on June 17, 2020. *

(f)-(1)	Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the Proxy Statement. *

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement. *

(g)	Not applicable.

* Previously filed.

4

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2020

Bitauto Holdings Limited

By	/s/ Erhai Liu
Name:	Erhai Liu
Title:	Director; Chairman of the Special Committee

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

Yiche Holding Limited

By:	/s/ Leiwen Yao
Name:	Leiwen Yao
Title:	Director

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

Yiche Mergersub Limited

By:	/s/ Leiwen Yao
Name:	Leiwen Yao
Title:	Director

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

Tencent Holdings Limited

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Authorized Signatory

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

Morespark Limited

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Authorized Signatory

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

Dongting Lake Investment Limited

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Authorized Signatory

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

THL E Limited

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Authorized Signatory

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

Hammer Capital Opportunities Fund L.P.
acting through its general partner, Hammer Capital Opportunities General Partner

By:	/s/ Amanda Chau
Name:	Amanda Chau
Title:	Authorized Signatory

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

Hammer Capital Opportunities General Partner

By:	/s/ Amanda Chau
Name:	Amanda Chau
Title:	Authorized Signatory

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

Ling Kay Rodney Tsang

/s/ Ling Kay Rodney Tsang

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

JD.com Global Investment Limited

By:	/s/ Nani Wang
Name: Nani Wang
Title: Director

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

JD.com Investment Limited

By:	/s/ Nani Wang
Name: Nani Wang
Title: Director

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

JD.com, Inc.

By:	/s/ Richard Qiangdong Liu
Name: Richard Qiangdong Liu
Title: Chairman of the Board and Chief Executive Officer

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

Bin Li

/s/ Bin Li

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

Proudview Limited

By:	/s/ Bin Li
Name: Bin Li
Title: Authorized Signatory

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

Serene View Investment Limited

By:	/s/ Bin Li
Name: Bin Li
Title: Authorized Signatory

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

Cox Automotive Global Investments, Inc.

By:	/s/ Mark F. Bowser
Name: Mark F. Bowser
Title: President

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]

Cox Enterprises, Inc.

By:	/s/ Luis A. Avila
Name: Luis A. Avila
Title: Secretary

[Signature Page to Schedule 13E-3/A (Bitauto Holdings Limited)]